Exhibit 99.3

Gilead Tweet (@GileadSciences), March 2, 2020

@FortySevenInc shares our commitment to advancing therapeutics in areas of unmet medical need. Read more from our Chairman and CEO, Daniel O’Day, about how this collaboration will help to create a healthier, better world for everyone. #CreatingPossible